FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED CAPITAL PUBLICLY‐HELD COMPANY

Corporate Taxpayer’s No. (CNPJ/MF) 47.508.411/0001‐56

Company Registration No. (NIRE) 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“Company”) hereby communicates to its shareholders and to the market that, on this date, the following executives resign from their positions at the Company: Caio Mattar, Executive Vice-President of Specialized Businesses and Chairman of Nova Pontocom Comércio Eletrônico S.A. (“Nova Pontocom”), Hugo Bethlem, Executive Vice-President of Corporate Relations, and Sylvia Leão, Vice-President of Human Resources.

The Company thanks the above mentioned officers for their seriousness, professionalism and contribution for the good results of the Company.

The Specialized Businesses area will be reorganized as follows. Alexandre Vasconcellos remains as CEO of GPA Malls & Properties. The businesses of Drugstores and Gas Stations will be transferred to the Retail Division, under responsibility of José Roberto Tambasco, Company’s Executive Vice-President of Retail Business.

Ramatis Rodrigues, Executive Vice-President of Commercial Strategy, Marketing, Supply Chain and IT, will be appointed as Chairman of Nova Pontocom’s Board of Directors.

Vitor Fagá takes over as Corporate Relations executive officer. Vitor will accumulate the position of Investor Relations Officer.

Finally, Enéas Pestana, the Company’s CEO, will be responsible, on an interim basis, for the Human Resources department, until the selection of a new executive officer has been concluded.

The Company strengthens its commitment towards high standards of corporate governance and a solid capital structure, with professional management team, which enable it to promote sustainable growth with continuous improvement in its results, always on behalf of its employees, consumers, suppliers, shareholders and Brazilian society.

São Paulo, August 31, 2012

Vitor Fagá de Almeida

Finance, Corporate Services and Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 31, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.